UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 001-35931

Constellium SE

(Translation of registrant’s name into English)

Washington Plaza

40-44, rue Washington

75008 Paris, France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Q1 2020 Earnings Results

Attached hereto as Exhibit 99.1 is a copy of the press release of Constellium SE (the “Company”), dated April 29, 2019, announcing its financial results for the first quarter ended March 31, 2020.

Attached hereto as Exhibit 99.2 is a copy of a presentation of the Company, dated April 29, 2020, summarizing its financial results for the first quarter ended March 31, 2020.

Amendment No. 2 to Pan-US ABL

On April 24, 2020, Constellium Rolled Products Ravenswood, LLC, Constellium Muscle Shoals LLC, and Constellium Bowling Green LLC (the “Borrowers”) entered into an Amendment No. 2 (“Amendment No. 2”) to their existing asset-based revolving credit facility (the “Pan-US ABL Facility”, and now as amended by Amendment No. 2, the “Amended Pan-US ABL Facility”), with the lenders from time to time party thereto and Wells Fargo Bank, National Association as administrative agent (the “Administrative Agent”) and collateral agent. Amendment No. 2, establishes a new fully-committed delayed draw term loan facility (the “Delayed Draw Term Loans”) that allows the Borrowers to borrow an aggregate amount up to the lesser of $166.25 million and 50% of the net orderly liquidation value of eligible equipment, in up to three separate draws at any time until November 1, 2020 (the “Term Loan Commitment Expiration Date”). The proceeds of the Delayed Draw Term Loans will be used for general corporate purposes. The Delayed Draw Term Loans (if drawn) will mature no earlier than June 21, 2022.

Interest payable on any drawn Delayed Draw Term Loans will be calculated, at the applicable Borrower’s election, based on either the LIBOR or base rate (as calculated by the Administrative Agent in accordance with the Amended Pan-US ABL Facility), plus a margin equal to 4.00% per annum in the case of LIBOR loans and 3.00% in the case of base rate loans. The Delayed Draw Term Loans will be subject to quarterly amortization payments of principal (calculated on the basis of a seven year assumed life) commencing after the Term Loan Commitment Expiration Date. The Delayed Draw Term Loans will be subject to substantially the same covenants as the Pan-US ABL Facility.

Amendment No. 2 also modified the interest rate that applies to any revolving loans under the Amended Facility to, at the applicable Borrower’s election, LIBOR plus a margin of 1.75%-2.25% or base rate plus a margin of 0.75%-1.25% (determined based on (i) a net leverage ratio until the Term Loan Commitment Expiration Date and the prepayment of outstanding Delayed Draw Term Loans and (ii) average quarterly excess availability thereafter). Until the Term Loan Commitment Expiration Date, the applicable margins for LIBOR and base rate loans will be 2.25% and 1.25%, respectively.

Borrowings under the Delayed Draw Term Loans may be repaid from time to time without premium or penalty, subject to customary “breakage” costs with respect to LIBOR loans and certain excess availability conditions.

COVID-19 Supplemental Risk Factor

In response to the global novel coronavirus (COVID-19) pandemic, we are supplementing the risk factors included in our Annual Report on Form 20-F filed with the Securities & Exchange Commission on March 9, 2020, to include the following risk factor related to our business:

Widespread public health pandemics, including COVID-19, could materially adversely affect our business, financial condition and results of operations.

Any public health pandemics and other disease outbreaks in countries where we, our customers or our suppliers operate could have a material and adverse effect on our business, financial conditions and results of operations. The recent novel strain of COVID-19 has affected our operations globally. As a result of this pandemic and resulting disruption in our customers’ production and operations, our sales have been negatively affected, which has adversely impacted our revenues and operating margins. As our customers have reduced, temporarily suspended or delayed production, we have adjusted operating levels at the relevant manufacturing sites and have implemented temporary workforce reductions and other cost cutting measures. We cannot predict when these manufacturing sites will resume normal operations, any conditions that may be implemented to facilitate a return to normal operations, and the effects and costs associated with any such conditions. Our operating results and financial condition may also be materially adversely affected by laws, regulations, orders or other governmental or regulatory actions addressing the current COVID-19 pandemic that place restrictions on, or require us to make changes to, our operations.

With respect to our suppliers, disruptions resulting from the COVID-19 pandemic may result in cancelations or delays and increased transport times for delivery of materials to our facilities, which may affect our ability to timely manufacture and ship our products to customers. If such difficulties arise, we may need to seek alternate suppliers, which may be more expensive, may not be available or may result in delays in shipments to us and subsequently to our customers. Alternatively, suppliers may require we take metal in excess of our needs based on our reduced operating rates, which could negatively affect our financial position.

The nature and extent of COVID-19’s continuing impact on the global economy, our business, financial conditions and results of operations is beyond our control, and depends on various uncertain factors, including the duration and severity of the outbreak, the ability to develop a vaccine or other preventative measures, and the actions to contain or treat its impact, including quarantine orders, business restrictions and closures and other similar restrictions and limitations. The foregoing and other continued disruptions to our business as a result of the COVID-19 pandemic, as well as any global recession that may result from the impact of COVID-19, could materially adversely affect our business, financial condition and results of operations. As a result of the foregoing, we may need to raise additional capital in the future, however, there is no guarantee that financings will be available in the future to fund our obligations. Furthermore, the COVID-19 pandemic could heighten the risks summarized in certain of the other risk factors contained in our current Annual Report on Form 20-F.

Temporary Reductions in Director and Executive Compensation

Given the disruption and uncertainty created by the evolving COVID-19 pandemic and as part of a series of measures to help the Company weather the business challenges arising from this current global health crisis, the Company’s Board of Directors approved a voluntary temporary reduction of 30% to: the base salary of the Company’s Chief Executive Officer, Jean-Marc Germain, and the cash compensation of each of the Company’s non-executive directors. The Board also approved a voluntary temporary reduction of 15% to the base salary of the Company’s Chief Financial Officer, Peter Matt, and each of the other members of the Company’s executive committee. These reductions are effective from April 1 thru October 1, 2020.

Exhibit Index

No.	Description

99.1	Press Release issued by Constellium SE on April 29, 2020.

99.2	Presentation posted by Constellium SE on April 29, 2020.

The information contained in this Form 6-K and Exhibit 99.1 (except for the first and third paragraphs containing certain quotes by the Chief Executive Officer), is incorporated by reference into any offering circular or registration statement (or into any prospectus that forms a part thereof) filed by Constellium SE with the Securities and Exchange Commission. Exhibit 99.2 is not incorporated by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONSTELLIUM SE (Registrant)

April 29, 2020	By:	/s/ Peter R. Matt
	Name:	Peter R. Matt
	Title:	Chief Financial Officer